EXHIBIT 99.11
Indian GAAP Standalone Statement, Notes and Report

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at 30 June 2008, the Profit and Loss Account of the Company for the quarter ended on that date and the Cash Flow Statement of the Company for the quarter ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards prescribed by Companies (Accounting Standards) Rules, 2006, to the extent applicable; and
(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:
(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 30 June 2008;
(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter ended on that date; and
(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
11 July 2008

Auditor's Report on Quarterly Financial Results and Year to Date Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of Infosys Technologies Limited

We have audited the quarterly financial results of Infosys Technologies Limited (the Company) for the quarter ended 30 June 2008 and the year to date results for the period 1 April 2008 to 30 June 2008, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results as well as the year to date results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 June 2008 as well as the year to date results for the period from 1 April 2008 to 30 June 2008.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
11 July 2008

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	Schedule	June 30, 2008	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	14,491	13,204
		14,777	13,490
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		4,812	4,508
Less: Accumulated depreciation		1,991	1,837
Net book value		2,821	2,671
Add: Capital work-in-progress		1,240	1,260
		4,061	3,931
INVESTMENTS	4	964	964
DEFERRED TAX ASSETS	5	105	99
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,114	3,093
Cash and bank balances	7	5,674	6,429
Loans and advances	8	3,064	2,705
		11,852	12,227
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,704	1,483
Provisions	10	501	2,248
NET CURRENT ASSETS		9,647	8,496
		14,777	13,490
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the balance sheet.

As per our report attached

for B S R & Co.
Chartered Accountants
Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 11, 2008	Company Secretary

 in Rs. crore, except per share data
Profit and Loss Account for the	Schedule	Quarter ended June 30,
		2008	2007
Income from software services and products		4,516	3,551
Software development expenses	11	2,611	2,111
GROSS PROFIT		1,905	1,440
Selling and marketing expenses	12	216	171
General and administration expenses	13	285	259
		501	430
OPERATING PROFIT BEFORE DEPRECIATION		1,404	1,010
Depreciation		155	134
OPERATING PROFIT BEFORE TAX		1,249	876
Other income, net	14	131	255
NET PROFIT BEFORE TAX		1,380	1,131
Provision for taxation (refer to note 23.2.12)	15	118	103
NET PROFIT AFTER TAX		1,262	1,028
Balance Brought Forward		6,642	4,844
Less: Residual dividend paid		1	–
Dividend tax on the above		–	–
		6,641	4,844
AMOUNT AVAILABLE FOR APPROPRIATION		7,903	5,872
Dividend
Interim		–	–
Final		–	–
One time special dividend		–	–
Total dividend		–	–
Dividend tax		–	–
Amount transferred to general reserve		–	–
Balance in profit and loss account		7,903	5,872
		7,903	5,872
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		22.07	18.00
Diluted		22.01	17.93
Number of shares used in computing earnings per share
Basic		57,21,99,447	57,12,09,862
Diluted		57,35,61,834	57,33,39,994
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
* Refer to note 23.2.20

The schedules referred to above are an integral part of the profit and loss account

As per our report attached

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 11, 2008	Company Secretary

in Rs. crore
Cash Flow Statement for the	Schedule	Quarter ended June 30,
		2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		1,380	1,131
Adjustments to reconcile net profit before tax to cash provided by operating activities
Depreciation		155	134
Interest and dividend income		(186)	(175)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(29)	(12)
Changes in current assets and liabilities
Sundry debtors		(21)	(51)
Loans and advances	16	(285)	(98)
Current liabilities and provisions	17	209	(16)
Income taxes paid	18	(14)	(29)
NET CASH GENERATED BY OPERATING ACTIVITIES		1,209	884
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(285)	(322)
Investments in securities (refer to note 23.2.16)	20	–	–
Interest and dividend received	21	87	175
NET CASH USED IN INVESTING ACTIVITIES		(198)	(147)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		26	–
Dividends paid during the period		(1,556)	(368)
Dividend tax paid during the period		(265)	(63)
NET CASH USED IN FINANCING ACTIVITIES		(1,795)	(431)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		29	12
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS		(755)	318
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		7,689	5,650
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	6,934	5,968
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above are an integral part of the cash flow statement.

As per our report attached

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	S. D. Shibulal
Partner Membership No. 32815	Chairman and Chief Mentor	Co-Chairman	Chief Executive Officer and Managing Director	Chief Operating Officer

	Deepak M. Satwalekar	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	David L. Boyles	Jeffrey S. Lehman
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
July 11, 2008	Company Secretary

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at		June 30, 2008	March 31, 2008
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	286
	57,23,43,176 (57,19,95,758) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	286
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.11
	* Also refer to note 23.2.20 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Share premium account - Opening balance	2,851	2,768
	Add: Receipts on exercise of employee stock options	26	58
	Income tax benefit arising from exercise of stock options	–	25
		2,877	2,851
	General reserve - Opening balance	3,705	3,258
	Add: Transferred from the Profit and Loss Account	–	447
		3,705	3,705
	Balance in Profit and Loss Account	7,903	6,642
		14,491	13,204

in Rs. crore except as otherwise stated
Schedules to the Balance Sheet
3	FIXED ASSETS
		Original cost				Depreciation and amortization				Net book value
		As at	Additions	Deductions/	As at	As at	For the	Deductions/	As at	As at	As at
		April 1,	during the period	Retirement during	June 30,	April 1,	Period	Retirement during	June 30,	June 30,	March 31,
		2008		the period	2008	2008		the period	2008	2008	2008

	Land : free-hold	131	–	–	131	–	–	–	–	131	131
	leasehold	98	–	–	98	–	–	–	–	98	98
	Buildings*	1,953	148	–	2,101	377	34	–	411	1,690	1,576
	Plant and machinery *	823	80	–	903	397	40	–	437	466	426
	Computer equipment *	961	45	1	1,005	760	56	1	815	190	201
	Furniture and fixtures *	539	32	–	571	302	25	–	327	244	237
	Vehicles	3	–	–	3	1	–	–	1	2	2
		4,508	305	1	4,812	1,837	155	1	1,991	2,821	2,671
	Previous Period	3,889	97	1	3,985	1,739	134	1	1,872	2,113
	Previous year	3,889	1,067	448	4,508	1,739	546	448	1,837	2,671
Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
* Includes certain assets provided on operating lease to Infosys BPO, a subsidiary. Please refer to note 23.2.6 for details in Rs. crore
Schedules to the Balance Sheet as at		June 30, 2008	March 31, 2008
4	INVESTMENTS
	Trade (unquoted) – at cost
	Long- term investments
	In subsidiaries
	Infosys BPO Ltd**
	3,38,22,319 (3,38,22,319) equity shares of Rs. 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	46	46
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	4,00,00,000 (4,00,00,000) common stock of US $1.00 par value, fully paid	171	171
	Infosys Technologies, S. De R.L. De C.V., Mexico	22	22
		964	964
	In other investments*	11	11
	Less: Provision for investments	11	11
		964	964
	Aggregate amount of unquoted investments	964	964
	* Refer to note 23.2.16 for details of investments
	** Investments include 17,37,092 (17,37,092) options in Infosys BPO (refer note 23.2.16)
5	DEFERRED TAX ASSETS
	Fixed assets	91	85
	Sundry debtors	7	7
	Others	7	7
		105	99
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	considered doubtful	19	20
	Other debts
	Unsecured
	considered good**	3,114	3,093
	considered doubtful	31	20
		3,164	3,133
	Less: Provision for doubtful debts	50	40
		3,114	3,093
	* Includes dues from companies where directors are interested	2	2
	** Includes dues from subsidiaries (refer note 23.2.7)	18	8
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks in Indian Rupees
	In current accounts *	257	243
	In deposit accounts	5,168	5,772
	Balances with non-scheduled banks in foreign currency **
	In current accounts	249	414

		5,674	6,429
	*Includes balance in unclaimed dividend account (refer note 23.2.23a)	6	2
	**Refer to note 23.2.13 for details of balances in non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	44	32
	Advances
	prepaid expenses	23	27
	for supply of goods and rendering of services	7	10
	advance to gratuity fund trust	5	12
	interest accrued but not due	285	186
	withholding and other taxes receivable	40	13
	visa fee receivable	11	–
	others	9	7
		424	287
	Unbilled revenues	693	472
	Advance income tax	134	215
	MAT credit entitlement	226	169
	Loans and advances to employees
	housing and other loans	42	42
	salary advances	64	64
	Electricity and other deposits	29	24
	Rental deposits	11	11
	Deposits with financial institution and body corporate (refer to note 23.2.14)	1,441	1,421
		3,064	2,705
	Unsecured, considered doubtful
	Loans and advances to employees	2	1
		3,066	2,706
	Less: Provision for doubtful loans and advances to employees	2	1
		3,064	2,705
9	CURRENT LIABILITIES
	Sundry creditors
	goods and services *	20	36
	accrued salaries and benefits
	salaries	62	46
	bonus and incentives	191	329
	unavailed leave	180	149
	for other liabilities
	provision for expenses	314	239
	retention monies	51	52
	withholding and other taxes payable	225	206
	Mark to Market on Options/Forward Contracts	229	116
	Gratuity obligation - unamortised amount relating to plan amendment	32	33
	Others	2	3
		1,306	1,209
	Advances received from clients	12	4
	Unearned revenue	380	268
	Unclaimed dividend	6	2
		1,704	1,483
	*Includes dues to subsidiaries (Refer to Note 23.2.7)	17	7
10	PROVISIONS
	Proposed dividend	–	1,559
	Provision for
	tax on dividend	–	265
	income taxes *	467	381
	post-sales client support and warranties	34	43
		501	2,248
* Refer to note 23.2.12

 in Rs. Crore
Schedules to Profit and Loss Account for the		Quarter ended June 30,
		2008	2007
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,973	1,568
	Overseas group health insurance	47	25
	Contribution to provident and other funds	46	41
	Staff welfare	10	9
	Technical sub-contractors - subsidiaries	210	190
	Technical sub-contractors - others	68	62
	Overseas travel expenses	94	70
	Visa charges and others	59	63
	Software packages
	for own use	62	42
	for service delivery to clients	16	12
	Communication expenses	13	13
	Computer maintenance	5	5
	Consumables	5	5
	Rent	7	5
	Provision for post-sales client support and warranties	(4)	1
		2,611	2,111
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	144	115
	Overseas group health insurance	2	1
	Contribution to provident and other funds	1	–
	Staff welfare	1	1
	Overseas travel expenses	29	23
	Visa charges and others	1	1
	Traveling and conveyance	1	1
	Commission and earnout charges	6	1
	Brand building	14	11
	Professional charges	6	5
	Rent	3	3
	Marketing expenses	4	5
	Telephone charges	2	2
	Communication expenses	1	–
	Printing and stationery	–	–
	Advertisements	–	2
	Office maintenance	–	–
	Sales promotion expenses	1	–
	Consumables	–	–
	Software packages
	for own use	–	–
	Computer maintenance	–	–
	Power and fuel	–	–
	Insurance charges	–	–
	Rates and taxes	–	–
	Bank charges and commission	–	–
	Miscellaneous expenses	–	–
		216	171
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	61	52
	Overseas group health insurance	–	–
	Contribution to provident and other funds	3	3
	Professional charges	45	38
	Telephone charges	31	26
	Power and fuel	31	26
	Traveling and conveyance	20	20
	Overseas travel expenses	4	3
	Visa charges and others	–	–
	Office maintenance	33	28
	Guest house maintenance*	1	1
	Insurance charges	5	6
	Printing and stationery	2	4
	Donations	5	5
	Rent	4	4
	Advertisements	1	3
	Repairs to building	5	4
	Repairs to plant and machinery	4	5
	Rates and taxes	8	5
	Professional membership and seminar participation fees	2	3
	Postage and courier	2	3
	Books and periodicals	1	1
	Provision for bad and doubtful debts	13	14
	Provision for doubtful loans and advances	–	–
	Commission to non-whole time directors	1	1
	Freight charges	–	–
	Bank charges and commission	–	–
	Research grants	2	3
	Auditor’s remuneration
	statutory audit fees	–	–
	certification charges	–	–
	others	–	–
	out-of-pocket expenses	–	–
	Miscellaneous expenses	1	1
		285	259
	*For non training purposes
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	186	175
	Miscellaneous income (refer to note 23.2.15)	5	6
	Exchange (losses) / gains	(60)	74
		131	255
	*includes tax deducted at source	10	28
15	PROVISION FOR TAXATION
	Income taxes*	181	149
	MAT credit entitlement	(57)	(41)
	Deferred taxes	(6)	(5)
		118	103
*Refer to note 23.2.12

in Rs. crore
Schedules to Cash Flow Statements for the		Quarter ended June 30,
		2008	2007
16	CHANGE IN LOANS AND ADVANCES
	As per the balance sheet*	3,064	2,391
	Add: Gratutity transitional liability	9	9
	Gratuity obligation - unamortised amount relating to plan amendment (refer to Note 23.2.21)	(32)	–
	Less: Deposits with financial institutions included in cash and cash equivalents**	(1,260)	(1,275)
	Interest accrued but not due	(285)	–
	MAT credit entitlement	(226)	(41)
	Advance income taxes separately considered	(134)	(301)
		1,136	783
	Less: Opening balance considered	(851)	(685)
		285	98
	* includes loans to subsidiary and net of gratuity transitional liability
	** Excludes restricted deposits held with LIC of Rs.181 crore (Rs.132 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the balance sheet	2,205	1,446
	Add/ (Less): Unclaimed dividend	(6)	(5)
	Due to option holders of Infosys BPO	–	(2)
	Gratuity obligation - unamortised amount relating to plan amendment	(32)	–
	Provisions separately considered in the cash flow statement
	Income taxes	(467)	(276)
		1,700	1,163
	Less: Opening balance considered	(1,491)	(1,179)
		209	(16)
18	INCOME TAXES PAID
	Charge as per the profit and loss account	118	103
	Add/(Less): Increase/(Decrease) in advance income taxes	(81)	(51)
	Increase/(Decrease) in deferred taxes	6	5
	Increase/(Decrease) in MAT entitlement credit	57	41
	(Increase)/Decrease in income tax provision	(86)	(69)
		14	29
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet	305	97
	Less: Opening Capital work-in-progress	(1,260)	(957)
	Add: Closing Capital work-in-progress	1,240	1,182
		285	322
20	INVESTMENTS IN SECURITIES *
	Additions as per the balance sheet	964	839
	Less: Opening balance considered	(964)	(839)
		–	–
	* Refer to note 23.2.16 for investment and redemptions
21	INTEREST AND DIVIDEND RECEIVED
	Interest accrued but not due opening balance	186	51
	Add: Interest and dividend income	186	124
	Less: Interest acrrued but not due closing balance	(285)	–
		87	175
22	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the balance sheet	5,674	4,693
	Add: Deposits with financial institutions, included herein (excluding interest accrued but not due)**	1,260	1,275
		6,934	5,968
** Excludes restricted deposits held with LIC of Rs.181 crore (Rs.132 crore) for funding leave liability

Schedules to the Financial Statements for the quarter ended June 30, 2008

23 Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited, and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), formerly known as Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting, Inc., USA ("Infosys Consulting") and Infosys Technologies S. DE R.L. de C.V. ("Infosys Mexico") is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1. Significant accounting policies

23.1.1. Basis of preparation of financial statements
The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accrual basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. These financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2008. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

23.1.2. Use of estimates
The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

23.1.3. Revenue recognition
Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts requiring significant implementation services, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

23.1.4. Expenditure
The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5. Fixed assets, intangible assets and capital work-in-progress
Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6. Depreciation and amortization
Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity
Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

23.1.7.b. Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

23.1.7.c. Provident fund
Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee’s salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

23.1.8. Research and development
Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9. Foreign currency transactions
Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10. Forward contracts and options in foreign currencies
The Company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The Company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

The Company adopted Accounting Standard AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption does not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

23.1.11. Income tax
Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the company and the asset can be measured reliably.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

23.1.12. Earnings per share
In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.

23.1.13. Investments
Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash flow statement
Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

23.1.15. Onerous contracts
Provisions for onerous contracts, i.e. contracts where the expected unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, are recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation as a result of an obligating event based on a reliable estimate of such obligation.

23.2. Notes on accounts
Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped/reclassified, wherever necessary to conform to the current presentation.

23.2.1. Aggregate expenses

The aggregate amounts incurred on certain specific expenses

in Rs. crore
	Quarter ended June 30,
	2008	2007
Salaries and bonus including overseas staff expenses	2,178	1,735
Contribution to provident and other funds	50	44
Staff welfare
Staff welfare	11	10
Overseas group health insurance	49	26
Overseas travel expenses	127	96
Visa charges and others	60	64
Traveling and conveyance	21	21
Technical sub-contractors - subsidiaries	210	190
Technical sub-contractors - others	68	62
Software packages
For own use	62	42
For service delivery to clients	16	12
Professional charges	51	43
Telephone charges	33	28
Communication expenses	14	13
Power and fuel	31	26
Office maintenance	33	28
Guest house maintenance**	1	1
Commission and earnout charges	6	1
Brand building	14	11
Rent	14	12
Insurance charges	5	6
Computer maintenance	5	5
Printing and stationery	2	4
Consumables	5	5
Donations	5	5
Advertisements	1	5
Marketing expenses	4	5
Repairs to building	5	4
Repairs to plant and machinery	4	5
Rates and taxes	8	5
Professional membership and seminar participation fees	2	3
Postage and courier	2	3
Provision for post-sales client support and warranties	-4	1
Books and periodicals	1	1
Provision for bad and doubtful debts	13	14
Provision for doubtful loans and advances	–	–
Commission to non-whole time directors	1	1
Sales promotion expenses	1	–
Freight charges	–	–
Bank charges and commission	–	–
Auditor’s remuneration
statutory audit fees	–	–
Certification charges	–	–
Others	–	–
Out-of-pocket expenses	–	–
Research grants	2	3
Miscellaneous expenses	1	1
	3,112	2,541
Fringe Benefit Tax (FBT) in India included in the above	6	4
**for non-training purposes

23.2.2. Capital commitments and contingent liabilities

in Rs. Crore
Particulars	As at
	June 30, 2008	March 31, 2008
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	516	600
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	2	2
Claims against the company, not acknowledged as debts*	2	3
(Net of Amount Rs. 101 crore (Rs. 101 crore ) paid to statutory authorities)
Forward contracts outstanding
In US$	US $ 509,000,000	US $ 521,000,000
(Equivalent approximate in Rs. crore)	2,191	2,085
In Euro	–	€ 10,000,000
(Equivalent approximate in Rs. crore)	–	63
In GBP	–	–
(Equivalent approximate in Rs. crore)	–	–
Options outstanding
Range barrier options in US $	US $ 185,000,000	US $ 100,000,000
(Equivalent approximate in Rs. crore)	796	400
Euro Accelerator in Euro	–	€ 12,000,000
(Equivalent approximate in Rs. crore)	–	76
Target Redemption structure (GBP)	–	–
(Equivalent approximate in Rs. crore)	–	–
Euro Forward extra	–	€ 5,000,000
(Equivalent approximate in Rs. crore)	–	32
* Claims against the company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs 98 crore (Rs 98 crore), including interest of Rs 18 crore (Rs 18 crore) upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act, 1961. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.The matter is pending before the Commissioner of Income tax (Appeals) Bangalore.

The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial postion and results of operations.

As of the Balance Sheet date, the company’s net foreign currency exposure that is not hedged by a derivative instrument or otherwise is Rs.155 crore (Rs. Nil crore as at March 31, 2008).

23.2.3. Quantitative details
The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

 in Rs. Crore
Particulars	Quarter ended June 30
	2008	2007
Capital goods	39	73
Software packages	1	1
	40	74

23.2.5. Activity in foreign currency

in Rs. Crore
Particulars	Quarter ended June 30,
	2008	2007
Earnings in foreign currency (on receipts basis)
Income from software services and products	4,527	3,453
Interest received on deposits with banks	17	5
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	150	130
Professional charges	26	18
Technical sub-contractors - subsidiaries	210	185
Other expenditure incurred overseas for software development	1,473	1,285
Net earnings in foreign currency (on the receipts and payments basis)	2,685	1,840

23.2.6. Obligations on long-term, non-cancelable operating leases
The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

 in Rs. Crore
Particulars	Quarter ended June 30,
	2008	2007
Lease rentals recognized during the period	14	12

 in Rs. Crore
Lease obligations	As at
	June 30, 2008	March 31, 2008
Within one year of the balance sheet date	29	28
Due in a period between one year and five years	93	88
Due after five years	21	24
	143	140

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at June 30, 2008 and March 31, 2008 in Rs. Crore
Particulars	Cost	Accumulated depreciation	Net book value
Building	58	14	44
	58	13	45
Plant and machinery	22	14	8
	22	13	9
Computer equipment	2	2	–
	2	2	–
Furniture & fixtures	10	9	1
	10	8	2
Total	92	39	53
	92	36	56

The aggregate depreciation charged on the above during the quarter ended June 30, 2008 amounted to Rs.3 crore (Rs.2 crore for the quarter ended June 30, 2007.)

The company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer Note 23.2.7). Lease Rental commitments from Infosys BPO:

in Rs. Crore
Lease rentals	As at
	June 30, 2008	March 31, 2008
Within one year of the balance sheet date	1	4
Due in a period between one year and five years	–	–
Due after five years	–	–
	1	4

The rental income from Infosys BPO for the quarter ended June 30, 2008 and 2007 amounted to Rs.4 crore (including payment of Rs 1 crore for an extension period) and Rs.5 crore respectively.

23.2.7. Related party transactions

List of related parties:

Name of the related party	Country	Holding, as at
		June 30, 2008	March 31, 2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o *	Czech Republic	99.98%	99.98%
P-Financial Services Holding B.V. Netherlands **	Netherlands	99.98%	99.98%
Mainstream Software Pty Limited	Australia	100%	–
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO.
**P-Financial Services Holding B.V. Netherlands is a wholly owned subsidiary of Infosys BPO

Infosys guarantees the performance of certain contracts entered into by Infosys BPO.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 23.2.6, for the quarter ended June 30, 2008 and 2007 are as follows:

 in Rs. Crore
Particulars	Quarter ended June 30,
	2008	2007
Capital transactions:

Loans
Infosys China	9	11

Revenue transactions:
Purchase of services
Infosys Australia	123	133
Infosys China	14	10
Infosys Consulting	68	47
Infosys Mexico	5	–

Purchase of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	5	2

Interest Income
Infosys China	1	–

Sale of services
Infosys Consulting	4	–

Sale of shared services including facilities and personnel
Infosys BPO (Including Infosys BPO s.r.o)	13	10
Infosys Consulting	1	2

Details of amounts due to or due from and maximum dues from subsidiaries for the quarter ended June 30, 2008 and year ended March 31, 2008:

in Rs. Crore
Particulars	As at
	June 30, 2008	March 31, 2008
Loans and advances
Infosys China	44	32
Debtors
Infosys China	5	8
Infosys Australia	3	–
Infosys Consulting	9	–
Infosys Mexico	1	–
Creditors
Infosys China	5	7
Infosys Australia	(1)	–
Infosys Consulting	11	–
Infosys Mexico	2	–
Maximum balances of loans and advances
Infosys BPO (Including Infosys BPO s.r.o)	–	2
Infosys Australia	42	31
Infosys China	44	32
Infosys Consulting	19	16

During the quarter ended June 30, 2008, an amount of Rs.5 crore (Rs.5 crore for the quarter ended June 30, 2007) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

23.2.8.   Transactions with key management personnel

Key Management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2008 and June 30, 2007 have been detailed in Schedule 23.3 since the amounts are less than a crore.

23.2.9.   Research and development expenditure

in Rs. Crore
Particulars	Quarter ended June 30,
	2008	2007
Revenue	46	55

23.2.10. Dues to small-scale industrial undertakings and dues to micro enterprises and small enterprises
The company has no outstanding dues to micro enterprises and small enterprises/small-scale industrial undertakings during the quarter ended June 30, 2008 and as at June 30, 2008 and March 31, 2008.

23.2.11. Stock option plans
The company has two stock option plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)
The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2008	2007
Options outstanding, beginning of period	15,30,447	20,84,124
Granted	–	–
Less: exercised	2,00,389	–
forfeited	31,220	–
Options outstanding, end of period	12,98,838	20,84,124

1999 Stock Option Plan (“the 1999 Plan”)
In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended June 30,
	2008	2007
Options outstanding, beginning of period as on April 1,	14,94,693	18,97,840
Granted	–	–
Less: exercised	1,47,029	–
forfeited	32,337	34,945
Options outstanding, end of period	13,15,327	18,62,895

The aggregate options considered for dilution are set out in note 23.2.20

Proforma Accounting for Stock Option Grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

in Rs. crore
Particulars	Quarter ended June 30,
	2008	2007
Net Profit:
As Reported	1,262	1,028
Less: Stock-based employee compensation expense	2	3
Adjusted Proforma	1,260	1,025
Basic Earnings per share as reported	22.07	18.00
Proforma Basic Earnings per share	22.02	17.94
Diluted Earnings per share as reported	22.01	17.93
Proforma Earnings per share as reported	21.97	17.88

The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Option’s Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the quarter ended June 30, 2008, 200,389 and 147,029 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 1 crore for the quarter ended June 30, 2008 has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the Profit and loss account.

23.2.12. Income taxes
The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys’ operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2010.

Infosys also has operations in a Special Economic Zone ("SEZ"). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly a sum of Rs 226 crore was carried forward and shown under "Loans and Advances" in the balance sheet as of June 30, 2008.

The tax provision for the quarters ended June 30, 2008, June 30, 2007 and for the year ended March 31, 2008; includes a net reversal of Rs. 31 crore, Rs. 51 crore and Rs.121 crore, respectively, relating to liabilities no longer required.

23.2.13. Cash and bank balances
Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. Crore
Balances with non-scheduled banks	As at
	June 30, 2008	March 31, 2008
In current accounts
ABN Amro Bank , Taipei, Taiwan	3	–
Bank of America, Palo Alto, USA	74	272
Citibank NA, Melbourne, Australia	45	30
Citibank NA, Singapore	–	–
Citibank NA, Thailand	–	–
Citibank NA, Tokyo, Japan	5	2
Deutsche Bank, Brussels, Belgium	15	5
Deutsche Bank, Frankfurt, Germany	7	5
Deutsche Bank, Amsterdam, Netherlands	3	3
Deutsche Bank, Paris, France	1	2
Deutsche Bank, Zurich, Switzerland	2	1
Deutsche Bank, UK	83	76
HSBC Bank PLC, Croydon, UK	4	2
Royal Bank of Canada, Toronto, Canada	4	12
Deutsche Bank, Spain	2	2
UFJ Bank, Tokyo, Japan	–	–
Nordbanken, Stockholm, Sweden	–	1
Svenska Handelsbanken, Sweden	–	1
	248	414

Details of maximum balances during the period with non-scheduled banks:-

 in Rs. crore
Maximum balance with non-scheduled banks during the period	Quarter ended June 30,
	2008	2007
In current accounts
ABN Amro Bank , Taipei, Taiwan	3	2
Bank of America, Palo Alto, USA	410	386
Citibank NA, Melbourne, Australia	102	89
Citibank NA, Tokyo, Japan	21	11
Deutsche Bank, Brussels, Belgium	33	19
Deutsche Bank, Frankfurt, Germany	26	17
Deutsche Bank, Amsterdam, Netherlands	4	2
Deutsche Bank, Paris, France	5	3
Deutsche Bank, Spain	2	1
Deutsche Bank, Zurich, Switzerland	27	10
Deutsche Bank, UK	350	150
HSBC Bank PLC, Croydon, UK	5	24
Nordbanken, Stockholm, Sweden	1	1
Royal Bank of Canada, Toronto, Canada	19	9
Svenska Handels Bank, Stockholm, Sweden	3	1
UFJ Bank, Tokyo, Japan	6	3
Morgan Stanley Bank,US-Account	9	–
ABN Amro Bank, Copenhagen, Denmark	–	–
Citibank NA, Singapore	–	–
Citibank NA, Thailand	–	–

23.2.14. Loans and advances

“Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and body corporate:

in Rs. crore
Particulars	As at
	June 30, 2008	March 31, 2008
Deposits with financial institutions and body corporate:
HDFC Limited	1,000	1,000
GE Capital Services India	260	260
Life Insurance Corporation of India	181	161
	1,441	1,421

Maximum balance(Including accured Interest) held as deposits with financial institutions and body corporate:

in Rs. crore
	Quarter ended June 30,
	2008	2007
Deposits with financial institutions and body corporate:
HDFC Limited	1,056	1,007
GE Capital Services India	271	268
Life Insurance Corporation of India	181	132

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

23.2.15. Fixed assets
Profit / (loss) on disposal of fixed assets during the quarter ended June 30, 2008 and 2007 is less than Rs. 1 crore and accordingly disclosed in note 23.3

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended June 30,
	2008	2007
Charged during the period	1	1

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at June 30, 2008.

23.2.16. Details of Investments

in Rs. crore
Particulars	As at
	June 30, 2008	March 31, 2008
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
53,85,251 (53,85,251) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each *	9	9
M-Commerce Ventures Pte Ltd, Singapore
563 (563) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
	11	11
Less: Provision for investment	11	11
	–	–
* During the year ended March 31, 2008 all of the Preferred Stock investments in OnMobile Systems Inc., U.S.A had been converted to Common Stock.

Details of investments in and disposal of securities during the quarter ended June 30, 2008 and 2007:

in Rs. crore
Particulars	Quarter ended June 30,
	2008	2007
Investment in securities
Subsidiaries	–	–
Long-term investments	–	–
Liquid Mutual funds	–	462
	–	462
Redemption / Disposal of Investment in securities
Long-term investments	–	–
Liquid Mutual funds	–	462
	–	462
Net movement in investments	–	–

Particulars of investments made during the quarter ended June 30, 2008 and 2007:

in Rs. crore
Particulars of investee companies	Quarter ended June 30,
	2008	2007
Infosys Consulting	–	–
Infosys Mexico	–	–
Infosys China	–	–
Infosys BPO	–	–
	–	–

Investment in Infosys Mexico
On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico ("Infosys Mexico"). As of June 30, 2008, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO

Buyback of shares and options
During the year ended March 31, 2008 Infosys completed the purchase of 3,60,417 Infosys BPO shares from its employee shareholders consequent to the forward share purchase agreement entered with them in February 2007.

Investment in Infosys Consulting
During the year ended March 31, 2008, the Company invested US$ 20 million (Rs. 81 crore) in its wholly owned subsidary Infosys Consulting, Inc. As of June 30, 2008, the Company has invested an aggregate of US$ 40 million (Rs. 171 crore) in the subsidiary.

23.2.17. Segment reporting
The Group’s operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies. Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended June 30, 2008 and 2007:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,590	796	845	582	703	4,516
	1,297	493	746	403	612	3,551
Identifiable operating expenses	727	362	353	264	323	2,029
	604	228	340	183	263	1,618
Allocated expenses	382	191	203	140	167	1,083
	337	128	194	105	159	923
Segmental operating income	481	243	289	178	213	1,404
	356	137	212	115	190	1,010
Unallocable expenses						155
						134
Operating income						1,249
						876
Other income (expense), net						131
						255
Net profit before taxes and exceptional items						1,380
						1,131
Income taxes						118
						103
Net profit after taxes and before exceptional items						1,262
						1,028
Income on sale of investments (net of taxes)						–
						–
Net profit after taxes and exceptional items						1,262
						1,028

Geographic Segments

Quarter ended June 30, 2008 and 2007:

in Rs. Crore
	North America	Europe	India	Rest of the World	Total
Revenues	2,902	1,159	63	392	4,516
	2,241	923	67	320	3,551
Identifiable operating expenses	1,311	472	27	219	2,029
	1,029	377	19	193	1,618
Allocated expenses	697	278	15	93	1,083
	583	240	18	82	923
Segmental operating income	894	409	21	80	1,404
	629	306	30	45	1,010
Unallocable expenses					155
					134
Operating income					1,249
					876
Other income (expense), net					131
					255
Net profit before taxes and exceptional items					1,380
					1,131
Income taxes					118
					103
Net profit after taxes and before exceptional items					1,262
					1,028
Income on sale of investments (net of taxes)					–
					–
Net profit after taxes and exceptional items					1,262
					1,028

23.2.18. Provision for doubtful debts
Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at June 30, 2008 the company has provided for doubtful debts of Rs.31 crore (Rs. 20 crore as at March 31, 2008) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.19. Dividends remitted in foreign currencies
The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended June 30,
		2008	2007
Final dividend for Fiscal 2007	10,92,18,536	–	71
Final dividend for Fiscal 2008	10,95,11,049	79	–
Special dividend for Fiscal 2008	10,95,11,049	219	–

23.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Quarter ended June 30,
	2008	2007
Number of shares considered as basic weighted average shares outstanding	57,21,99,447	57,12,09,862
Add: Effect of dilutive issues of shares/stock options	13,62,387	21,30,132
Number of shares considered as weighted average shares and potential shares outstanding	57,35,61,834	57,33,39,994

23.2.21 Gratuity Plan

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. Crore
Particulars	Quarter ended
	June 30, 2008	June 30, 2007
Obligations at period beginning	217	221
Service Cost	5	10
Interest cost	5	4
Actuarial (gain)/loss	2	–
Benefits paid	(6)	(4)
Amendment in benefit plans	–	–
Obligations at period end	223	231

Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	229	221
Expected return on plan assets	5	5
Actuarial gain/(loss)	–	–
Contributions	–	9
Benefits paid	(6)	(4)
Plan assets at period end, at fair value	228	231
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	228	231
Present value of the defined benefit obligations at the end of the period	223	231
Asset recognized in the balance sheet	5	–
Assumptions
Interest rate	8.69%	8.20%
Estimated rate of return on plan assets	8.69%	8.20%

in Rs. Crore
	Quarter ended June 30,
	2008	2007
Gratuity cost for the period
Service cost	5	10
Interest cost	5	4
Expected return on plan assets	(5)	(5)
Actuarial (gain)/loss	2	–
Amortizations(Reduction in benefit)	(1)	–
Net gratuity cost	6	9

Assumptions
Interest rate	8.69%	8.20%
Estimated rate of return on plan assets	8.69%	8.20%

Investment details of plan assets

100% of the plan assets are invested in debt instruments.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2008 amounted to Rs 32 crores and shown under "Current Liabilities".

23.2.22 Provident Fund
The Guidance on Implementing AS 15, Employee benefits (revised 2005) issued by Accounting Standards Board (ASB) states benefit involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the company is unable to exhibit the related information.

23.2.23 Cashflow Statement

23.2.23.a Unclaimed Dividend
The balance of cash and cash equivalents includes Rs. 6 crore as at June 30, 2008 (Rs. 2 crore as at March 31, 2008) set aside for payment of dividends.

23.2.23.b Restricted Cash
Deposits with financial institutions and body corporate as at June 30, 2008 include an amount of Rs. 181 crore (Rs. 161 crore as at March 31, 2008) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items

in Rs. crore
Schedule	Description	As at
		June 30, 2008	March 31, 2008
3	Fixed assets
	Additions
	Vehicles	0.20	–
	Depreciation & Amortization for the period
	Vehicles	0.10	0.36

7	Cash in Hand	0.04	–

23.2.13	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.01	0.01
	- ABN Amro Bank , Taipei, Taiwan	–	0.23
	- Citibank NA, Singapore	0.01	0.02
	- Citibank NA, Thailand	0.32	0.31
	- Nordbanken, Stockholm, Sweden	0.25	0.89
	- Svenska Handels Bank, Stockholm, Sweden	0.09	1.23
	- UFJ Bank, Tokyo, Japan	0.03	–
	- Deutsche Bank, Zurich, Switzerland	–	1.34

Profit & Loss Items

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2008	2007
Profit & Loss

12	Selling and Marketing expenses
	Overseas group health insurance	–	0.83
	Contribution to provident and other funds	–	0.42
	Visa charges and others	–	0.74
	Printing & Stationery	–	0.38
	Office maintenance	–	0.05
	Computer maintenance	–	0.02
	Advertisement	–	–
	Software Packages for own use	0.02	0.05
	Communication Expenses	–	0.23
	Rates and Taxes	–	–
	Sales Promotion expenses	–	0.48
	Consumables	0.03	0.06

13	General and Administrative expenses
	Provision for doubtful loans and advances	0.01	0.10
	Overseas group health insurance	–	0.02
	Commission to non-whole time directors	–	0.96
	Visa charges others	0.35	0.29
	Auditor’s remuneration :
	Statutory audit fees	0.18	0.16
	Others	–	–
	Certification Charges	0.01	0.01
	Out-of-pocket expenses	–	0.01
	Freight charges	0.19	0.21
	Books and Periodicals	–	0.88
	Bank charges and commission	0.27	0.35
	Miscellaneous expenses	0.25	–
14	Other Income
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	–	0.16

	Additional Dividend Tax	0.12	–
23.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.01	0.10
	Commission to non whole time directors	–	0.96
	Sales promotion expenses	–	0.48
	Auditor’s remuneration
	Statutory audit fees	0.18	0.16
	Others	–	–
	Certification Charges	0.01	0.01
	Out-of-pocket expenses	–	0.01
	Bank charges and commission	0.27	0.35
	Freight charges	0.19	0.21
	Miscellaneous expenses	0.25	–
23.2.7	Related Party Transactions
	Revenue Transactions
	Purchase of services - IBPO	–	0.10
	Interest Income - Infosys China	–	0.44
	Sale of services - Infosys China	–	0.05
	Sale of services - Infosys Australia	0.26	0.33
23.2.15	Profit on disposal of fixed assets, included in miscellaneous income	0.01	–
	Loss on disposal of fixed assets, included in miscellaneous expenses	–	(0.01)
	Profit/(loss) on disposal of fixed assets, net	0.01	(0.01)
	Residual dividend paid		0.01
23.2.13	Maximum Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.01	0.25
	- Citibank NA, Singapore	0.07	0.07
	- Citibank NA, Sharjah, UAE	–	–
	- Citibank NA, Thailand	0.32	0.16
	- Nordbanken, Stockholm, Sweden	–	0.77
	- Bank of china, Beijing, China	–	–

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2008	2007
Cash Flow	(Profit) / loss on sale of fixed assets	0.01	0.01
Statement	Proceeds on disposal of fixed assets	0.02	0.01
	Provisions for investments	–	–

Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter ended June 30, 2008 and 2007 :
in Rs. Crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M Nilekani	0.06	0.01	0.18	0.25
	0.04	0.01	0.13	0.18
Chief Executive Officer and Managing Director
S Gopalakrishnan	0.06	0.01	0.19	0.26
	0.04	0.01	0.13	0.18
Chief Operating Officer
S D Shibulal	0.06	0.01	0.18	0.25
	0.03	0.01	0.12	0.16
Whole-time Directors
K Dinesh	0.06	0.01	0.18	0.25
	0.04	0.01	0.14	0.19

T V Mohandas Pai	0.09	0.02	1.01	1.12
	0.06	0.02	0.25	0.33

Srinath Batni	0.08	0.01	0.75	0.84
	0.05	0.01	0.20	0.26
Chief Financial Officer
V Balakrishnan	0.07	0.02	1.44	1.53
	0.04	0.01	0.15	0.20
Executive Council Members
Ashok Vemuri	0.43	–	1.46	1.89
	0.24	–	0.43	0.67

Chandra Shekar Kakal	0.06	0.01	0.85	0.92
	0.03	0.01	0.14	0.18

B.G. Srinivas	0.46	–	1.76	2.22
	0.32	–	0.57	0.89

Subhash B. Dhar	0.05	0.02	0.72	0.79
	0.01	–	0.03	0.04

Particulars of remuneration and other benefits of non-executive/ independent directors and for the quarter ended June 30, 2008 and 2007 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.15	–	–	0.15
	0.14	–	–	0.14

Prof.Marti G. Subrahmanyam	0.15	–	0.15	0.30
	0.12	–	0.06	0.18

David L. Boyles	0.15	–	0.07	0.22
	0.12	–	–	0.12

Dr.Omkar Goswami	0.12	–	0.01	0.13
	0.12	–	–	0.12

Rama Bijapurkar	0.12	–	0.01	0.13
	0.12	–	–	0.12

Claude Smadja	0.15	–	0.05	0.20
	0.11	–	0.04	0.15

Sridar A Iyengar	0.15	–	0.09	0.24
	0.12	–	0.06	0.18

Jeffrey S. Lehman	0.14	–	0.12	0.26
	0.11	–	–	0.11

N R Narayana Murthy *	0.13	–	–	0.13
	0.12	–	–	0.12
* Non-executive chairman of the board and chief mentor.